CONSENT OF JOE C. NEAL & ASSOCIATES

DORAL ENERGY CORP.
3300 N. "A" Street, Bldg 2, Suite 218
Midland, TX 79705

     The undersigned hereby consents to the references to our firm in the form and context in which they appear in the Annual Report on Form 10-K of Doral Energy Corp. for the year ended July 31, 2010 (the “Annual Report”). We hereby further consent to the inclusion in the Annual Report of estimates of oil and gas reserves contained in our report “Estimated Reserves and Future Net Revenue as of August 1, 2010, Attributable to Interests Owned by Doral Energy, Corp. In Certain Properties Located in Texas (SEC Case)” and to the inclusion of our report dated August 24, 2010 as an exhibit to the Annual Report. We further consent to the incorporation by reference thereof into Doral Energy Corp.’s Registration Statements on Form S-8 (Registration Nos. 333-168724 and No. 333-159480).

/s/ Joe C. Neal & Associates
JOE C. NEAL & ASSOCIATES

Midland, Texas
November 15, 2010